# LIFT Aircraft Inc.



# ANNUAL REPORT

3402 Mount Bonnell Road

Austin, TX 78731

(512) 773-7646

https://www.liftaircraft.com/

This Annual Report is dated April 29, 2022.

## BUSINESS

Austin, Texas-based LIFT Aircraft is making aviation history, launching the one of the world's first experientially-focused businesses based on an entirely new type of personal, electric vertical takeoff and landing (eVTOL) aircraft.

HEXA, LIFT Aircraft's FAA Part 103 ultralight multi-rotor, amphibious, production all-electric aircraft democratizes the experience of human flight. In addition to recreation and eventual transportation, the company envisions HEXA being flown for first response and defense missions as well.

We have received U.S. Patent No. D931,182 covering HEXA's design and filed U.S. Patent Application No. 16/708,283 titled "Aircraft with Distributed Power System, Distributed Control System, and Safe Deployment Mechanism for Ballistic Recovery System".

### Previous Offerings

Type of security sold: Common Equity

Final amount sold: $3,057,364.10 as of March 2, 2022

Use of proceeds: Vertiport development, aircraft production, hiring, prototype development, flight testing

Date: October 29, 2021

Offering exemption relied upon: Regulation CF

Type of security sold: Convertible Note

Final amount sold: $1,522,106.87

Use of proceeds: Hiring, prototype development, flight testing

Date: January 02, 2019

Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note

Final amount sold: $5,345,000.00

Use of proceeds: Hiring, ramp of HEXA production, general corporate purposes

Date: October 28, 2020

Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note

Final amount sold: $1,700,000.00

Use of proceeds: general corporate purposes

Date: October 01, 2021

Offering exemption relied upon: 506(b)

## REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

## AND RESULTS OF OPERATION

**Operating Results – 2021 Compared to 2020**

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for fiscal year 2021 was $2,721,375, compared to fiscal year 2020 revenue of $1,409,752. In 2021 the increase in revenue was driven by revenue recognized under LIFT's U.S. Air Force SBIR contracts and other grants, as well as additional revenue from the Neom contract which commenced in January 2021.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses, depreciation of aircraft and other fixed assets and interest expense. The company recognized cost of goods sold due to damages to HEXA aircraft sustained in its development process. General and administrative expenses increased in 2021 primarily due to the hiring of additional corporate personnel. Research and development expenses increased in 2021 due to higher wages paid to employees and contract R&D personnel as well as increased travel and other general development expenses. Sales and marketing expenses increased in 2020 primarily from greater wages paid to sales and marketing personnel, including the project manager for the Neom contract. The company began incurring substantial Location Operation expenses primarily due to the lease costs of the company's first vertiport under development. Depreciation and amortization expenses increased due to the greater number of completed HEXA aircraft and related tooling.

Operating Income

LIFT Aircraft Inc. reported an operating loss of $1,341,408 in 2021 compared to an operating loss of $389,159 in 2010 due to higher operating expenses in every category including depreciation and amortization.

Net Loss

The company lost $1,552,082 in 2021 compared to $514,072 in 2020. The higher net loss was due to higher revenue, offset by higher operating expenses and higher depreciation for tooling and finished aircraft and higher interest expense due to a larger balance of convertible notes outstanding. The company also recognized $83,889 of other income largely due to remaining forgiveness of its PPP loan.

Historical results and cash flows:

LIFT Aircraft Inc.'s operations have been funded to date primarily from the issuance of convertible notes, along with revenue generated by research, development, test and demonstration contracts with the U.S. Air Force and other customers. The primary drivers of cash outflows are operating expenses including the payments of salaries and benefits to company employees and contractors, the production of HEXA aircraft and capital expenditures on production tooling and other fixed assets. In the future, the company anticipates it will need continued government contracting revenue as well as capital raises from the sale of debt or equity securities to continue to operate, build its internal aircraft fleet and develop eVTOL vertiports. There can be no assurances that government or investor funding will be available. Due to LIFT's early stage of development, previous years' results and cash flows may not be representative of future years.

**Liquidity and Capital Resources**

At December 31, 2021, the Company had cash of $1,093,543.00. [*The Company intends to raise additional funds through an equity financing.*]

**Debt**

Creditor: Convertible seed note I holders

Amount Owed: $1,522,106.87

Interest Rate: 4.0%

Maturity Date: March 31, 2022

See section on previous offerings. Does not include accrued interest.


Creditor: Convertible seed note II holders

Amount Owed: $5,345,000.00

Interest Rate: 4.0%

Maturity Date: March 31, 2022

Please see section on previous offerings. Does not include accrued interest.


Creditor: Seed note III hlders

Amount Owed: $1,100,000.00

Interest Rate: 4.0%

Maturity Date: September 30, 2023

Please see section on previous offerings. Does not include accrued interest.

## DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Matthew Chasen

Matthew Chasen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO & Founder

Dates of Service: September 22, 2017 - Present

Responsibilities: Overall leadership of company. Salary: $240,000 per year. Equity ownership: 50,104,270 shares.

Position: Chairman of the Board

Dates of Service: September 22, 2017 - Present

Responsibilities: Overseeing Board of Directors, sole director

Other business experience in the past three years:

Employer: Hitch Inc.

Title: Co-founder, Chairman of the Board

Dates of Service: July 01, 2018 - Present

Responsibilities: Overall board leadership

Other business experience in the past three years:

Employer: uShip Inc.

Title: Founder & Board Member

Dates of Service: January 01, 2004 - Present

Responsibilities: Board membership

Name: Kenneth Miller

Kenneth Miller's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Financial Officer

Dates of Service: February 01, 2021 - Present

Responsibilities: Overall financial management of the company. Salary: $75,000 per year. Equity ownership: 2,115,000 shares.

Other business experience in the past three years:

Employer: Nokomis Capital LLC

Title: Managing Director

Dates of Service: November 30, 2009 - February 14, 2021

Responsibilities: Research, evaluation and management of public markets investments

Name: Kevin Rustagi

Kevin Rustagi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director of Business Development

Dates of Service: July 08, 2019 - Present

Responsibilities: Oversees business operations. Salary: $142,500 per year. Equity ownership: 1,068,865 shares.

Other business experience in the past three years:

Employer: Brandt and Co.

Title: Engagement Manager

Dates of Service: July 20, 2018 - August 01, 2019

Responsibilities: Consulting with startup founders with communications, strategy, pitch deck formulation and design

Name: Balazs Kerulo

Balazs Kerulo's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Engineer

Dates of Service: October 01, 2017 - Present

Responsibilities: Overseeing design and development program for HEXA and future aircraft. Salary: $87,360 per year. Equity ownership: 4,020,000 shares and options.

Name: Kristin Griffin

Kristin Griffin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director of Marketing & Communications

Dates of Service: December 02, 2019 - Present

Responsibilities: Responsible for LIFT's marketing and communications strategy and execution. Salary: $85,000 per year. Equity ownership: 300,000 shares.

Other business experience in the past three years:

Employer: Children's Hunger Fund

Title: Senior Director, Communications

Dates of Service: January 01, 2016 - September 30, 2019

Responsibilities: Directed internal and external communications for an international non-profit organization responsible for distributing over a billion dollars in food and aid to more than 300 million children globally. Developed and implemented marketing and communication strategies to support multi-million dollar annual fundraising goals. Provided brand and messaging oversight throughout US and international locations.

Name: Jace "Digit" McCown

Jace "Digit" McCown's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director of Flight Operations & Test, Chief Pilot

Dates of Service: January 01, 2020 - Present

Responsibilities: Overseeing LIFT's flight operations and test programs. Salary: $107,735 per year. Equity ownership: 500,000 shares

Other business experience in the past three years:

Employer: Skyways Air Transportation Inc

Title: need

Dates of Service: January 01, 2018 - January 31, 2020

Responsibilities: Flight Test Engineer / Chief Pilot, Lead for all flight operations, including test and demonstration

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Matthew Chasen

Amount and nature of Beneficial ownership: 35,104,270

Percent of class: 35.9

Title of class: Common Stock

Stockholder Name: The MBC 2011 Trust

Amount and nature of Beneficial ownership: 7,500,000

Percent of class: 7.7

Title of class: Common Stock

Stockholder Name: The MRC 2011 Trust

Amount and nature of Beneficial ownership: 7,500,000

Percent of class: 7.7

## RELATED PARTY TRANSACTIONS

Name of Entity: Matthew Chasen

Relationship to Company: Officer

Nature / amount of interest in the transaction: Matthew Chasen purchased $10,000 of the first series of convertible seed notes.

Material Terms: Matthew Chasen invested at the same terms as other Seed Note I investors.


Name of Entity: Noah Chasen

Relationship to Company: Family member

Nature / amount of interest in the transaction: Noah Chasen invested $40,000 in the first series of convertible seed notes and invested $50,000 in the second series of convertible seed notes.

Material Terms: Noah Chasen invested at the same terms as other investors in Seed Note I and Seed Note II.


Name of Entity: Marvin Chasen

Relationship to Company: Family member

Nature / amount of interest in the transaction: Marvin Chasen invested $50,000 in the first series of convertible seed notes and invested $30,000 in the second series of convertible seed notes.

Material Terms: Marven Chasen invested at the same terms as other investors in Seed Note I and Seed Note II.

## OUR SECURITIES

The company has authorized Common Stock, Seed I Note, Seed II Note, and Seed III Note . As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,879,690 of Common Stock.

Common Stock

The amount of security authorized is 140,000,000 with a total of 97,690,689 outstanding as of March 3, 2022.

Voting Rights

One vote per share

Material Rights

The amount of shares listed outstanding of common stock excludes 2,206,550 shares worth of restricted stock units, options and options reserved but unissued.

Voting Proxy

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Seed I Note

The security will convert into Common or preferred stock and the terms of the Seed I Note are outlined below:

Amount outstanding: $1,522,106.87

Maturity Date: March 31, 2022

Interest Rate: 4.0%

Discount Rate: 20.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: A Qualified Financing pursuant to which the Company issues and sells shares of Common or Preferred Stock for aggregate gross proceeds of at least $1,000,000, or maturity

Material Rights

All unpaid principal, together with any then unpaid and accrued interest, shall be due and payable on the earlier of (i) 15 days after receipt by the Company from the Majority in Interest of Investors of a written demand for payment, which demand shall not be made prior to the Maturity Date, or (ii) when, upon the occurrence and during the continuance of an Event of Default, such amounts are declared due and payable by a Majority in Interest of Investors or made automatically due and payable, in each case, in accordance with the terms hereof.
If there shall be any Event of Default hereunder, at the option and upon the declaration of the Majority in Interest of Investors and upon written notice to the Company (which election and notice shall not be required in the case of an Event of Default under Section 3(c) or 3(d)), this

Note shall accelerate and all principal and unpaid accrued interest shall become due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein to the contrary notwithstanding.

"Conversion Price" shall mean (i) for purposes of Section 4(a) (Automatic Conversion), a price per unit equal to 80% of the Preferred Purchase Price, or (ii) for purposes of Section 4(b) (Conversion at Maturity), a price per unit determined by dividing $8,000,000 by the number of units of the Company outstanding as of immediately prior to the conversion event (on a fully-diluted basis, assuming the exercise of all exercisable securities and the conversion of all convertible securities, but excluding all unissued units reserved for issuance under any equity incentive plan.

"Cap Price" shall mean the quotient obtained by dividing (A) $8,000,000 by (B) 7,050,000, which is the total number of shares of the Company's Common Stock outstanding on September 1, 2021, on a fully-diluted basis, assuming the exercise of all exercisable securities and the conversion of all convertible securities (but excluding the conversion of outstanding convertible notes), and including all unissued shares under any equity incentive plan."

"Qualified Financing" is a transaction or series of transactions pursuant to which the Company issues and sells shares of its Preferred Stock or Common Stock for aggregate gross proceeds of at least $3,000,000 (excluding all proceeds from the incurrence of indebtedness that is converted into such Preferred Stock or Common Stock, or otherwise cancelled in consideration for the issuance of such Preferred Stock or Common Stock) with the principal purpose of raising capital."

If a Qualified Financing occurs on or prior to the Maturity Date, then the outstanding principal amount of this Note and all accrued and unpaid interest on this Note (collectively, the "Note Balance") shall automatically convert into the number of fully paid and nonassessable shares determined by dividing the Note Balance by the Conversion Price (the "Total Shares"). The Total Shares will consist of: (x) if the shares issued to investors putting cash into the Qualified Financing are shares of Preferred Stock, (i) that number of shares of Preferred Stock issued in the Qualified Financing obtained by dividing the Note Balance by the Preferred Purchase Price (the "Preferred Shares"), and (ii) that number of shares of Common Stock equal to the Total Shares minus the Preferred Shares; or (y) Common Stock, if the shares issued to investors putting cash into the Qualified Financing are shares of Common Stock.

On the Maturity Date, if any principal or interest under this Note is then outstanding, the Note Balance will automatically convert into fully paid and nonassessable shares of the Company's Common Stock at a price per share equal to the Cap Price (the "Common Stock Optional Conversion") and upon such conversion each Note will be automatically cancelled and of no further force and effect."

If a Change of Control occurs prior to a Qualified Financing, then the Investor shall be paid a prepayment premium equal to all accrued and unpaid interest due on this Note as of immediately prior to such Change of Control plus two times (2X) the outstanding principal amount of this Note, and the Note shall thereafter be cancelled and be of no further force or effect, whether or not it is delivered to the Company for cancellation.

So long as the Notes are outstanding, the Company will furnish to each Investor upon request and when available (i) annual unaudited financial statements for each fiscal year of the Company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such year, all prepared in accordance with generally accepted accounting principles and practices; and (ii) quarterly unaudited financial statements for each fiscal quarter of the Company (except the last quarter of the Company's fiscal year), including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such quarter, all prepared in accordance with generally accepted accounting principles and practices, subject to changes resulting from normal year-end audit adjustments. If the Company has audited records of any of the foregoing, it shall provide those in lieu of the unaudited versions.

Seed II

The security will convert into Common or preferred stock and the terms of the Seed II are outlined below:

Amount outstanding: $5,345,000.00

Maturity Date: March 31, 2022

Interest Rate: 4.0%

Discount Rate: 20.0%

Valuation Cap: $36,000,000,000.00

Conversion Trigger: Company issues and sells shares of its Common or Preferred Stock for aggregate gross proceeds of at least $3,000,000, or maturity

Material Rights

All unpaid principal, together with any then unpaid and accrued interest, shall be due and payable on the earlier of (i) 15 days after receipt by the Company from the Majority in Interest of Investors of a written demand for payment, which demand shall not be made prior to the Maturity Date, or (ii) when, upon the occurrence and during the continuance of an Event of Default, such amounts are declared due and payable by a Majority in Interest of Investors or made automatically due and payable, in each case, in accordance with the terms hereof.

If there shall be any Event of Default hereunder, at the option and upon the declaration of the Majority in Interest of Investors and upon written notice to the Company (which election and notice shall not be required in the case of an Event of Default under Section 3(c) or 3(d)), this Note shall accelerate and all principal and unpaid accrued interest shall become due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein to the contrary notwithstanding.

"Conversion Price" shall mean (i) for purposes of Section 4(a) (Automatic Conversion), a price per unit equal to 80% of the Preferred Purchase Price, or (ii) for purposes of Section 4(b) (Conversion at Maturity), a price per unit determined by dividing $36,000,000 by the number of units of the Company outstanding as of immediately prior to the conversion event (on a fully-diluted basis, assuming the exercise of all exercisable securities and the conversion of all convertible securities, but excluding all unissued units reserved for issuance under any equity incentive plan.

"Cap Price" shall mean the quotient obtained by dividing (A) $36,000,000 by (B) 7,050,000, which is the total number of shares of the Company's Common Stock outstanding on September 1, 2021, on a fully-diluted basis, assuming the exercise of all exercisable securities and the conversion of all convertible securities (but excluding the conversion of outstanding convertible notes), and including all unissued shares under any equity incentive plan."

"Qualified Financing" is a transaction or series of transactions pursuant to which the Company issues and sells shares of its Preferred Stock or Common Stock for aggregate gross proceeds of at least $3,000,000 (excluding all proceeds from the incurrence of indebtedness that is converted into such Preferred Stock or Common Stock, or otherwise cancelled in consideration for the issuance of such Preferred Stock or Common Stock) with the principal purpose of raising capital."

If a Qualified Financing occurs on or prior to the Maturity Date, then the outstanding principal amount of this Note and all accrued and unpaid interest on this Note (collectively, the "Note Balance") shall automatically convert into the number of fully paid and nonassessable shares determined by dividing the Note Balance by the Conversion Price (the "Total Shares"). The Total Shares will consist of: (x) if the shares issued to investors putting cash into the Qualified Financing are shares of Preferred Stock, (i) that number of shares of Preferred Stock issued in the Qualified Financing obtained by dividing the Note Balance by the Preferred Purchase Price (the "Preferred Shares"), and (ii) that number of shares of Common Stock equal to the Total Shares minus the Preferred Shares; or (y) Common Stock, if the shares issued to investors putting cash into the Qualified Financing are shares of Common Stock.

On the Maturity Date, if any principal or interest under this Note is then outstanding, the Note Balance will automatically convert into fully paid and nonassessable shares of the Company's Common Stock at a price per share equal to the Cap Price (the "Common Stock Optional Conversion") and upon such conversion each Note will be automatically cancelled and of no further force and effect."

If a Change of Control occurs prior to a Qualified Financing, then the Investor shall be paid a prepayment premium equal to all accrued and unpaid interest due on this Note as of immediately prior to such Change of Control plus two times (2X) the outstanding principal amount of this Note, and the Note shall thereafter be cancelled and be of no further force or effect, whether or not it is delivered to the Company for cancellation.

So long as the Notes are outstanding, the Company will furnish to each Investor upon request and when available (i) annual unaudited financial statements for each fiscal year of the Company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such year, all prepared in accordance with generally accepted accounting principles and practices; and (ii) quarterly unaudited financial statements for each fiscal quarter of the Company (except the last quarter of the Company's fiscal year), including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such quarter, all prepared in accordance with generally accepted accounting principles and practices, subject to changes resulting from normal year-end audit adjustments. If the Company has audited records of any of the foregoing, it shall provide those in lieu of the unaudited versions.

Seed III Note

The security will convert into Common or preferred stock and the terms of the Seed III Note are outlined below:

Amount outstanding: $1,700,000.00

Maturity Date: September 30, 2023

Interest Rate: 4.0%

Discount Rate: 20.0%

Valuation Cap: $150,000,000.00

Conversion Trigger: $3,000,000 qualified financing or maturity

Material Rights

All unpaid principal, together with any then unpaid and accrued interest, shall be due and payable on the earlier of (i) 15 days after receipt by the Company from the Majority in Interest of Investors of a written demand for payment, which demand shall not be made prior to the Maturity Date, or (ii) when, upon the occurrence and during the continuance of an Event of Default, such amounts are declared due and payable by a Majority in Interest of Investors or made automatically due and payable, in each case, in accordance with the terms hereof.

If there shall be any Event of Default hereunder, at the option and upon the declaration of the Majority in Interest of Investors and upon written notice to the Company (which election and notice shall not be required in the case of an Event of Default under Section 3(c) or 3(d)), this Note shall accelerate and all principal and unpaid accrued interest shall become due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein to the contrary notwithstanding.

"Conversion Price" shall mean (i) for purposes of Section 4(a) (Automatic Conversion), a price per unit equal to 80% of the Preferred Purchase Price, or (ii) for purposes of Section 4(b) (Conversion at Maturity), a price per unit determined by dividing $150,000,000 by the number of units of the Company outstanding as of immediately prior to the conversion event (on a fully-diluted basis, assuming the exercise of all exercisable securities and the conversion of all convertible securities, but excluding all unissued units reserved for issuance under any equity incentive plan.

"Cap Price" shall mean the quotient obtained by dividing (A) $150,000,000 by (B) 7,050,000, which is the total number of shares of the Company's Common Stock outstanding on September 1, 2021, on a fully-diluted basis, assuming the exercise of all exercisable securities and the conversion of all convertible securities (but excluding the conversion of outstanding convertible notes), and including all unissued shares under any equity incentive plan."

"Qualified Financing" is a transaction or series of transactions pursuant to which the Company issues and sells shares of its Preferred Stock or Common Stock for aggregate gross proceeds of at least $3,000,000 (excluding all proceeds from the incurrence of indebtedness that is converted into such Preferred Stock or Common Stock, or otherwise cancelled in consideration for the issuance of such Preferred Stock or Common Stock) with the principal purpose of raising capital."

If a Qualified Financing occurs on or prior to the Maturity Date, then the outstanding principal amount of this Note and all accrued and unpaid interest on this Note (collectively, the "Note Balance") shall automatically convert into the number of fully paid and nonassessable shares determined by dividing the Note Balance by the Conversion Price (the "Total Shares"). The Total Shares will consist of: (x) if the shares issued to investors putting cash into the Qualified Financing are shares of Preferred Stock, (i) that number of shares of Preferred Stock issued in the Qualified Financing obtained by dividing the Note Balance by the Preferred Purchase Price (the "Preferred Shares"), and (ii) that number of shares of Common Stock equal to the Total Shares minus the Preferred Shares; or (y) Common Stock, if the shares issued to investors putting cash into the Qualified Financing are shares of Common Stock.

On the Maturity Date, if any principal or interest under this Note is then outstanding, the Note Balance will automatically convert into fully paid and nonassessable shares of the Company's Common Stock at a price per share equal to the Cap Price (the "Common Stock Optional Conversion") and upon such conversion each Note will be automatically cancelled and of no further force and effect."

If a Change of Control occurs prior to a Qualified Financing, then the Investor shall be paid a prepayment premium equal to all accrued and unpaid interest due on this Note as of immediately prior to such Change of Control plus two times (2X) the outstanding principal amount of this Note, and the Note shall thereafter be cancelled and be of no further force or effect, whether or not it is delivered to the Company for cancellation.

So long as the Notes are outstanding, the Company will furnish to each Investor upon request and when available (i) annual unaudited financial statements for each fiscal year of the Company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such year, all prepared in accordance with generally accepted accounting principles and practices; and (ii) quarterly unaudited financial statements for each fiscal quarter of the Company (except the last quarter of the Company's fiscal year), including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such quarter, all prepared in accordance with generally accepted accounting principles and practices, subject to changes resulting from normal year-end audit adjustments. If the Company has audited records of any of the foregoing, it shall provide those in lieu of the unaudited versions.

Due to closing on over $3,000,000 of gross disbursements in the Regulation CF offering launched on October 29, 2021, as of March 3, 2022 all series of convertible seed notes were converted into common equity and no longer remain outstanding.

**What it means to be a minority holder**

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

**Dilution**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**RISK FACTORS**

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the LIFT Aircraft Inc. common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the aerospace industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common stock in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our business development activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our business development activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties

We are currently early in the stages of producing working HEXA Aircraft. Delays or cost overruns in the development of our HEXA and future aircraft and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that the US Department of Defense and other public use customers will be interested in purchasing HEXAs, and our consumer vertiport operations will be successful. It is possible that HEXA and other aircraft will fail to gain market acceptance for any number of reasons. If our aircraft and flight services fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, our vertiports will compete against other recreational activities. Our business growth depends on the market interest in the Company's flight experiences over other activities.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and limited historical revenue. If you are investing in this company, it's because you think that eVTOL aircraft in general and HEXA aircraft in particular will gain market acceptance, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough public use or individual customers so that the Company will succeed. Further, we generated limited and sporadic profits to date, and there is no assurance that we will achieve or maintain future profitability. LIFT Aircraft Inc. has historically incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns multiple patents, trademarks, copyrights, Internet domain names, and trade secrets. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may deplete the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

LIFT Aircraft Inc. is highly dependent upon the efforts of key executives, particularly CEO Matt Chasen and Chief Engineer Balazs Kerulo. If either of these executives becomes unable or unwilling to dedicate their efforts towards the Company, we could be adversely affected. Also, to be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

The company faces regulatory risk as it is subject to regulation from multiple government agencies including the Federal Aviation Administration in the United States. In particular the Company's business plan depends on HEXA being classified as an ultralight under Federal Aviation Regulations Part 103, and any contrary ruling by the FAA could have a material adverse impact on the Company's business plan. Additionally, in other geographies the Company may need to gain certification from local aviation regulators, a lengthy and uncertain process.

The Company is vulnerable to hackers and cyber-attacks

The Company is dependent upon various IT systems and must safeguard confidential company, employee and customer data. Any cybersecurity breach of company IT assets and services could have a material adverse effect on operations. Any disruptions of services or cyber-attacks either on our technology providers or on LIFT Aircraft could harm our reputation and materially negatively impact our financial condition and business.

The company could be subject to legal liability as a result of operations

The Company could be exposed to significant product, service or corporate liability claims as a result of product defects, accidents or other events. A successful liability claim against the company could require the payment of large monetary damages. While the company maintains some forms of aviation and general liability insurance, there can be no assurance that the insurance would insulate the company from adverse affects of liability judgements.

An accident could have a material adverse effect on the company's operations

Flying ultralight aircraft is an inherently risky activity, and a flight accident either in flight testing or consumer operations could have a material adverse effect on the Company's operations, including but not limited to liability judgements against it. Additionally, flight accidents from LIFT aircraft or other eVTOL aircraft could damage the brand and reputation of the Company and industry, leading to customer adoption reluctance.

Company is dependent upon third party suppliers

LIFT Aircraft builds HEXAS using critical components and manufacturing services from multiple third party suppliers. Any defects in components could cause manufacturing delays, additional costs or flight accidents. Additionally, LIFT is dependent upon these suppliers to deliver components and services according to our production schedule, and any delay or difficulty in obtaining critical components or services could have a material adverse effect on operations. Also, LIFT is dependent upon third party software, payment and communications services providers and failure to perform by any of these suppliers could have a material adverse effect on company operations.

The Company faces risk due to customer concentration

The Company's historical revenue comes almost exclusively from the US Air Force and Neom Company in Saudi Arabia. If our larger STRATFI and IDIQ contracts are approved, we expect concentration with the US Department of Defense in general and US Air Force in particular to increase. Failure to effectively serve these customers or secure follow-on contracts could result in a material future decline in revenue.

Government contracting entails inherent risks and uncertanties

The Company has historically generated revenue from contracts with the United States Air Force. The Company can give no assurances that the USAF in particular or United States Department of Defense in general will continue to enter contracts with the Company, or that its pending STRATFI or IDIQ contracts will be approved. Even if approved, the Company may not realize all of the anticipated revenue or other benefits due to changes in government priorities or failures to satisfy the Company's obligations under the contract.

The amount raised in this offering may include investments from officers and directors of the company.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

**RESTRICTIONS ON TRANSFER**

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)  to the Company;

(2)  to an accredited investor;

(3)  as part of an offering registered with the SEC; or

(4)  to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**SIGNATURES**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2022.

**LIFT Aircraft Inc.**

By  /s/ *Matthew Chasen*

    Name: LIFT Aircraft Inc.

    Title:  Chief Executive Officer and Chairman and Sole Board Member

---

Exhibit A

**FINANCIAL STATEMENTS**

---

# LIFT AIRCRAFT INC.

*(a Delaware corporation)*

Audited Financial Statements

For the calendar years ended December 31, 2021 and 2020



**INDEPENDENT AUDITOR'S REPORT**

April 13, 2022

To:     Board of Directors, LIFT AIRCRAFT INC.

Re:     2021-2020 Financial Statement Audit

We have audited the accompanying financial statements of LIFT AIRCRAFT INC. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, shareholders' equity/deficit, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations, shareholders' equity/deficit and cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

**Going Concern**

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

April 11, 2022

# LIFT AIRCRAFT INC.
## BALANCE SHEETS
### As of December 31, 2021 and 2020
### See accompanying Independent Auditor's Report and Notes to the Financial Statements

|  | 2021 | 2020 |
|---|---|---|
| **TOTAL ASSETS** |  |  |
| Current Assets |  |  |
| Cash and cash equivalents | $ 1,093,543 | $ 1,829,642 |
| Accounts receivable | 447,198 | 0 |
| Project works in progress, net | 2,278,939 | 1,076,915 |
| Other current assets | 69,719 | 49,358 |
| Total Current Assets | 3,889,399 | 2,955,915 |
|  |  |  |
| Fixed assets, net | 4,330,140 | 2,676,831 |
|  |  |  |
| **TOTAL ASSETS** | **$ 8,219,539** | **$ 5,632,746** |
|  |  |  |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** |  |  |
| Liabilities |  |  |
| Current Liabilities |  |  |
| Accounts and credit cards payable | $ 365,714 | $ 548,760 |
| Deferred revenue | 663,577 | 676,662 |
| Other current liabilities | 3,711 | 73,147 |
| Convertible loans payable, current | 6,797,107 | 0 |
| Accrued interest on convertible notes payable, current | 595,627 | 0 |
| Total Current Liabilities | 8,425,736 | 1,298,569 |
|  |  |  |
| Convertible loans payable, non-current | 1,770,000 | 6,797,107 |
| Accrued interest on convertible notes payable, non-current | 16,219 | 323,014 |
| Warrant liability | 750,000 | 0 |
| PPP loan payable | 0 | 55,275 |
| Other long-term liabilities | 26,595 | 0 |
|  |  |  |
| **TOTAL LIABILITIES** | **10,988,551** | **8,473,966** |
|  |  |  |
| Shareholders' Equity |  |  |
| Common stock, voting (140,000,000 shares authorized) | 0 | 0 |
| Additional paid-in capital | 1,609,612 | 0 |
| Share-based compensation | 22,885 | 8,209 |
| Accumulated deficit | (4,401,509) | (2,849,428) |
| **TOTAL SHAREHOLDERS' EQUITY** | **(2,769,012)** | **(2,841,219)** |
|  |  |  |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | **$ 8,219,539** | **$ 5,632,746** |

**LIFT AIRCRAFT INC.**
**STATEMENT OF OPERATIONS**
**Calendar years ended December 31, 2021 and 2020**
**See accompanying Independent Auditor's Report and Notes to the Financial Statements**

|  | **2021** | **2020** |
|---|---|---|
| Revenues, net | $ 2,721,375 | $ 1,409,752 |
| Cost of goods sold - damages | 229,597 | 0 |
| Gross profit | 2,491,778 | 1,409,752 |
| | | |
| Operating Expenses: | | |
| General and administrative | 1,175,599 | 707,363 |
| Location operations | 242,223 | 0 |
| Research and development | 1,249,718 | 551,444 |
| Sales and marketing | 243,666 | 81,896 |
| Depreciation expense | 921,980 | 458,208 |
| Total Operating Expenses | 3,833,186 | 1,798,911 |
| | | |
| Net operating income (loss) | (1,341,408) | (389,159) |
| | | |
| Other Expense: | | |
| Other income (expense) | 83,889 | 53,683 |
| Interest (expense), net | (294,563) | (178,596) |
| | | |
| Net Loss | $ (1,552,082) | $ (514,072) |
| | | |
| Basic earnings per share | (0.01) | (0.01) |
| Diluted earnings per share | (0.01) | (0.01) |

# LIFT AIRCRAFT INC.
## STATEMENT OF SHAREHOLDERS' EQUITY/DEFICIT
### Calendar years ended December 31, 2021 and 2020
### See accompanying Independent Auditor's Report and Notes to the Financial Statements

| | Common Stock | Additional Paid-in Capital | Share-based Compensation | Accumulated Deficit | Total Shareholders' Capital (Deficit) |
|---|---|---|---|---|---|
| **Balance as of January 1, 2020** | $ 0 | $ 0 | $ 3,089 | $ (2,335,356) | $ (2,332,267) |
| Share based compensation | | | 5,119 | | 5,119 |
| Net Loss | | | | (514,072) | (514,072) |
| **Balance as of December 31, 2020** | $ 0 | $ 0 | $ 8,209 | $ (2,849,428) | $ (2,841,219) |
| Issuance of shares | | 1,609,612 | | | 1,609,612 |
| Share based compensation | | | 14,677 | | 14,677 |
| Net Loss | | | | (1,552,082) | (1,552,082) |
| **Balance as of December 31, 2021** | $ 0 | $ 1,609,612 | $ 22,885 | $ (4,401,509) | $ (2,769,012) |


**LIFT AIRCRAFT INC.**
**STATEMENT OF CASH FLOWS**
**Calendar years ended December 31, 2021 and 2020**
**See accompanying Independent Auditor's Report and Notes to the Financial Statements**


|                                                                          | 2021          | 2020          |
| ------------------------------------------------------------------------ | ------------- | ------------- |
| **Cash Flows From Operating Activities**                                 |               |               |
| Net Loss                                                                 | $ (1,552,082) | $   (514,072) |
| Adjustments to reconcile net loss to net cash used in operating activities: |            |               |
| Depreciation and amortization                                            | 921,980       | 458,208       |
| Share-based compensation                                                 | 14,677        | 5,119         |
| Deferred interest                                                        | 288,832       | 169,383       |
| Changes in operating assets and liabilities:                             |               |               |
| (Increase) Decrease in accounts receivable                               | (447,198)     | 0             |
| (Increase) Decrease in project works in progress                         | (1,202,024)   | (1,060,477)   |
| (Increase) Decrease in other current assets                              | (20,361)      | (49,358)      |
| Increase (Decrease) in accounts payable                                  | (183,046)     | 488,590       |
| Increase (Decrease) in deferred revenue                                  | (13,085)      | (61,586)      |
| Increase (Decrease) in other current liabilities                         | (69,435)      | 73,147        |
| Increase (Decrease) in other long-term liabilities                       | 26,595        | 0             |
| Net Cash Used In Operating Activities                                    | (2,235,147)   | (491,046)     |
|                                                                          |               |               |
| **Cash Flows From Investing Activities**                                 |               |               |
| Capital expenditures                                                     | (2,575,289)   | (2,277,975)   |
| Net Cash Used In Investing Activities                                    | (2,575,289)   | (2,277,975)   |
|                                                                          |               |               |
| **Cash Flows From Financing Activities**                                 |               |               |
| Proceeds of convertible notes payable                                    | 1,770,000     | 3,225,000     |
| Proceeds from issuance of stock                                          | 2,359,612     | 0             |
| Proceeds from / (forgiveness of) PPP loan payable                        | (55,275)      | 55,275        |
| Net Cash Provided By Financing Activities                                | 4,074,337     | 3,280,275     |
|                                                                          |               |               |
| Net Change In Cash                                                       | (736,099)     | 511,254       |
|                                                                          |               |               |
| Cash at Beginning of Period                                              | 1,829,642     | 1,318,388     |
| Cash at End of Period                                                    | $   1,093,543 | $   1,829,642 |

**LIFT AIRCRAFT INC.**
**NOTES TO THE FINANCIAL STATEMENTS**
**Calendar years ended December 31, 2021 and 2020**
**See accompanying Independent Auditor's Report**

## NOTE 1 - NATURE OF OPERATIONS

LIFT AIRCRAFT INC. ("the Company", "LIFT" or "we") is a corporation organized under the laws of the State of Delaware on September 22, 2017. The Company is developing, with US Air Force grants, and implementing a fleet of vertical take-off, electric aircraft (named the HEXA).

Since inception, the Company relied on raising convertible loans, issuing securities and government grants to fund its business. The Company has an accumulated deficit in earnings since inception and generated negative cash flow from operations since inception. These matters raise substantial concern about the Company's ability to continue as a going concern once funds raised from investors have been exhausted. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Basis of Presentation*
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

*Use of Estimates*
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

*Risks and Uncertainties*
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2021, the Company is operating as a going concern. See Notes 1 and 9 for additional information.

*Cash and Cash Equivalents*
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2021 and 2020, the Company had $1,093,543 and $1,829,642 cash on hand, respectively.

*Receivables and Credit Policy*
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, routinely assesses its outstanding accounts. As a result, the Company believes that its accounts receivable credit risk exposure is limited. The Company has not accrued for any bad debts as of these dates.

*Sales Taxes*

Various states may impose a sales tax on the Company's sales to non-exempt customers. If required, the Company will collect the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

*Property and Equipment*

Property and equipment are recorded at cost if the expenditure exceeds $1,000. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years depending on the asset type.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2021 and 2020, the Company maintained fixed assets with a net book value of $4,330,140 and $2,676,831 as of December 31, 2021 and 2020, respectively.

*Fair Value Measurements*

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

*Income Taxes*

The Company is taxed as a C corporation. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company has incurred taxable losses since inception but is current in its tax filing obligations. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

*Revenue Recognition*

The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the "transition date") using the full retrospective method. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue from services are recognized as they are performed. Revenue from government grants are recognized as the terms of the grant are fulfilled.


*Cost of Goods Sold*
The Company recognized cost of sales for the first time in 2021, due to two incidents that caused damage to LIFT HEXA aircraft being used for testing and development. The Company recognized the damages in both incidents through cost of sales.

*Sales and Marketing Expenses*
The Company expenses advertising costs as they are incurred.

*Recent Accounting Pronouncements*
In February 2017, FASB issued ASU No. 2017-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures. The Company will adopt this standard after required to and when applicable to the Company.

In May 2018, FASB issued ASU 2018-09, "Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting", clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements and will adopt this change when applicable to the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company's financial statements.

## NOTE 3 – INCOME TAX PROVISION

As discussed above, the Company is a C corporation for federal income tax purposes. The Company has incurred tax losses since inception, however valuation allowances has been established against the deferred tax assets associated with the carryforwards of those losses as there does not yet exist evidence that the deferred tax assets created by those losses will ever by utilized.

Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

## NOTE 4 – SHARE CAPITAL

The Company has a single class of Common Stock. The Company has authorized 140,000,000 shares. The Company has 69,910,801 shares issued as of December 31, 2021. The Company has an additional 1,974,250 shares reserved for options and restricted stock units that have not converted or vested into common shares yet.

The Company effected a stock split in 2021, raising the number of authorized shares from 10,000,000 to 140,000,000.

As part of its issuance of bridge convertible notes in advance of its Regulation CF securities offering (Seed Note III), the Company agreed to issue lead investor DecisivePoint a $750,000 common stock warrant to be struck at the per-share price of a future Regulation A securities offering price. Since the Regulation A per-share price is not yet known, the warrant has not yet been issued but the liability has been recognized.

## NOTE 5 –DEBT

*Long-Term Notes*
The Company has issued approximately $8,567,107 and $6,797,107 of convertible notes as of December 31, 2021 and 2020, respectively. Of the $8,567,107 balance as of December 31, 2021, $1,522,107 matures on March 31, 2022 that bear interest at 4 percent per annum and a $8,000,000 valuation cap; $5,275,000 matures on March 31, 2022, bear interest at 4 percent per annum and have a $36,000,000 valuation cap; and $1,770,000 matures on September 30, 2023, bear interest at 4 percent per annum and have a $150,000,000 valuation cap.

## NOTE 6 – COMMITMENTS AND CONTINGENCIES

*Litigation*
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. There is no pending or threatened litigation.

## NOTE 7 – RELATED PARTY TRANSACTIONS

*Related-Party Transactions*
The Company's CEO, Chairman and Founder, Matthew Chasen constructively owns 51.3 percent of LIFT Aircraft Inc.'s fully diluted common stock outstanding as of the first quarter of 2022.

The Company does not and has not paid Mr. Chasen any rent, commissions, advances, licenses or royalties nor are there any loan arrangements between the company and Mr. Chasen. Mr. Chasen did purchase $10,000 of the Company's convertible note payable. The Company also compensates Mr. Chasen for services rendered as chief executive.

As the transaction was between related parties, there is no guarantee that the terms of the sale represent an arm's length transaction.


## NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis.  The Company began operation in 2017. The Company has a limited operating history. The Company's ability to continue is dependent upon management's plan to grow profitable operations and raise additional funds.  The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.


## NOTE 9 – SUBSEQUENT EVENTS

*Reg CF Securities Offering*
As of the first quarter of 2022, LIFT Aircraft has an active Regulation CF offering on StartEngine launched October 29, 2021 and plans on issuing up to $5,000,000 in common stock at $2.66 per share before any "bonus shares". As of March 2022 LIFT has closed on four disbursements from its Reg CF offering, totaling $3,057,364 in gross disbursements for 1,230,790 shares of common stock, including "bonus shares". LIFT has closed on over $3,000,000 in gross disbursements, which triggered conversion of its convertible loans into common equity in March 2022.  The Company has 97,690,689 shares outstanding after the conversion.

*Reg A Securities Offering*
The Company also plans on issuing up to $25,000,000 in common stock in an offering exempt from registration under Regulation A, also facilitated by StartEngine.  The Company has submitted its initial offering registration statement to the US Securities and Exchange Commission and is awaiting qualification.  The Company anticipates a similar per-share common stock price and "bonus share" offer as with the Regulation CF offering.

*COVID-19 Related Actions*
On March 10, 2020, the World Health Organization declared the coronavirus outbreak ("COVID-19") to be a pandemic. The outbreak is negatively impacting businesses across a range of industries. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employees and vendors, all of which are uncertain and cannot be predicted. Therefore, the extent to which COVID-19 may impact the Company's financial condition or results of operations in the future is uncertain.

*Management's Evaluation*
Management has evaluated subsequent events through April 11, 2022, the date the financial statements were available to be issued.  Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

# CERTIFICATION

I, Matthew Chasen, Principal Executive Officer of LIFT Aircraft Inc., hereby certify that the financial statements of LIFT Aircraft Inc. included in this Report are true and complete in all material respects.

*Matthew Chasen*

Chief Executive Officer and Chairman and Sole Board Member